

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Alex Slusky
Chief Executive Officer
Vector Acquisition Corp II
One Market Street
Steuart Tower, 23rd Floor
San Francisco, CA 94105

   Re: Vector Acquisition Corp II
     Preliminary Proxy Statement on Schedule 14A
     Filed February 9, 2023
     File No. 001-40188

Dear Alex Slusky:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Christian Nagler